601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

June 24, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian Soares and David Plattner

Re:	MariaDB plc Schedule TO-T/13E-3 filed May 24, 2024, as amended on May 31, 2024, June 7, 2024 and June 17, 2024 Filed by Meridian BidCo LLC et al. File No. 005-93845

Ladies and Gentlemen:

This letter sets forth the responses of Meridian BidCo LLC (“Bidco”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 7, 2024 with respect to the above-referenced Schedule TO-T/13E-3, filed on May 24, 2024, as amended on May 31, 2024, June 7, 2024 and June 17, 2024 (the “Schedule TO”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, Bidco has revised the Schedule TO in response to the Staff’s comments, and Bidco is concurrently filing Amendment No. 4 to the Schedule TO, including the Amended and Restated Offer Document, dated June 24, 2024 (the “Offer Document”) with this letter, which reflects these revisions and certain other changes. Page numbers in the text of Bidco’s responses correspond to page numbers in the Amended Schedule TO. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Offer Document.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

Schedule TO-T/13E-3 filed May 24, 2024, as amended on May 31, 2024 and June 7, 2024; Offer Document

General

1.
Staff’s comment: Please provide a detailed legal analysis as to how the Offer complies with Rule 14d-10, and, in particular, Rule 14d-10(c)(1). In that regard, compliance with 14d-10(c)(1) appears to be illusory, given that it appears highly likely that at least some MariaDB shareholders are incapable of meeting the eligibility test required to accept the Unlisted Unit Alternative.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

2.
Staff’s comment: We note references to Electing Shareholders receiving a “confidential offering memorandum” (the “Offering Memorandum”) only after they elect to receive the Unlisted Unit Alternative. Please advise as to how such Offering Memorandum does not constitute highly material information about the Offer that should be disclosed to all shareholders, and disclosed with at least 20 business days remaining in the Offer.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

3.
Staff’s comment: We note your references throughout your filing of having received irrevocable undertakings to accept the Offer “representing in aggregate approximately 68.67% of the existing issued share capital of MariaDB.” We also note that the 80% threshold of the Acceptance Condition is calculated based on the number of MariaDB Shares Affected rather than on the existing issued share capital of MariaDB. Please tell us what percentage of the MariaDB Shares Affected the shares underlying the irrevocable undertakings represent, and revise your disclosure accordingly as appropriate.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that the references in the Offer Document to the percentage of MariaDB Shares in respect of which irrevocable undertakings have been obtained is based on the number of MariaDB Shares in issue, as of the latest practicable date prior to the publication of the Offer Document, being May 16, 2024.

The threshold for the Acceptance Condition is calculated based on the number of MariaDB Shares Affected which is the issued share capital of MariaDB as at closing of the Offer. As the number of MariaDB Shares Affected cannot definitively be known until the closing of the Offer, it is not appropriate to base the irrevocable undertaking percentage off this figure in the disclosures in the Offer Document.

The issued share capital as of June 13, 2024, being the latest practicable date prior to the publication of the Offer Document  was 69,038,054 and we do not expect it to increase materially between such date and closing of the Offer.

If calculated in accordance with the Acceptance Condition calculation method, as of June 13, 2024 (and assuming that there are no further issuances of MariaDB Shares between such date and the closing of the Offer), the irrevocable undertakings represented approximately 68.66% of the number of MariaDB Shares Affected.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

4.
Staff’s comment: We note the following disclosure on page 7: “If Bidco declares the Offer to be unconditional as to acceptances, it will deem all remaining Conditions to be satisfied, fulfilled or, to the extent permitted, waived at the Expiration Time. For the avoidance of doubt, Bidco is not required to declare the Offer unconditional as to acceptances until it is satisfied that all other Conditions will be satisfied or waived at the Expiration Time. Therefore, the Offer will be declared ‘wholly unconditional in all respects’ at the Expiration Time whether or not the Acceptance Condition remains satisfied at that time.” Please explain the distinction between Bidco “deeming” all remaining Conditions satisfied or waived, and Bidco declaring the Offer wholly unconditional. Please confirm that once Bidco “deems” all remaining Conditions satisfied or waived, it will be unable to reverse that position.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that Rule 31.2(b) of the Irish Takeover Rules provides that once the Offer has been declared unconditional as to acceptances, MariaDB Shareholders must be provided with at least an additional fourteen days to accept the Offer (the Post-Acceptance Unconditional Period), which fourteen-day period is expected to expire at the Expiration Time.

Typically, under the Irish Takeover Rules, withdrawal rights are not exercisable after an offer is declared unconditional as to acceptances, but in these unique circumstances, the Irish Takeover Panel granted a derogation from Rule 34 to allow for continuing withdrawal rights until closing of the Offer to accommodate Rule 14d-7 under the US Exchange Act.  Therefore, withdrawal rights will continue for the Post-Acceptance Unconditional Period.

In order to give certainty to MariaDB Shareholders that the Offer will close at the expiration of the Post-Acceptance Unconditional Period (notwithstanding that there are continuing withdrawal rights, which could mean that the Acceptance Condition is no longer met at the Expiration Time) Bidco, when announcing that the Offer is unconditional as to acceptances, will also declare that the remaining Conditions will be deemed to be satisfied, fulfilled or, to the extent permitted, waived at the Expiration Time (i.e., Bidco will be bound at that point in time to close the Offer following the Expiration Time). The Offer will not be wholly unconditional on the date of such announcement, but MariaDB Shareholders will have certainty that it will be wholly unconditional at the Expiration Time by virtue of the deeming of the remaining conditions satisfied.

Once Bidco has announced that the Acceptance Condition has been satisfied and that the Offer will become wholly unconditional at the Expiration Time, it will not be able to reverse that position. The Offer will close at the Expiration Time. If there are late withdrawals that would result in Bidco no longer being in a position to satisfy the Acceptance Condition or being unable to carry out the subsequent Buy Out process, Bidco must nonetheless close the Offer.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

5.
Staff’s comment: We note the following disclosure on page 7: “The Offer will lapse unless Bidco determines by 5:00 p.m. (New York City time) on 26 June 2024 (as such Acceptance Unconditional Time may be extended as described herein) that (i) the Acceptance Condition has been satisfied, fulfilled or, to the extent permitted, waived, or (ii) all other Conditions will be satisfied, fulfilled or, to the extent permitted, waived by the Expiration Time” (emphasis added). Please change the “or” to “and,” or advise.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on pages 7, 8 and 63 of the Offer Document accordingly.

Expected Timetable, page 8

6.
Staff’s comment: We note the reference on page 9 to the exercise of the Rollover Withdrawal Right leading to an extension of the Offer so as to ensure that the Offer remains open “for a period of at least 10 Business Days (subject to obtaining the consent of the Irish Takeover Panel, if required).” Please advise under what circumstances consent of the Irish Takeover Panel is expected to be required. Please also confirm your understanding that, regardless of the Irish Takeover Panel’s giving or withholding of consent, the Offer must comply with all U.S. tender offer rules, including Rule 14e-1(b).

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable. No consent from the Irish Takeover Panel was required in connection with the removal of the Unlisted Unit Alternative. Bidco confirms it understands the Offer must comply with all U.S. tender offer rules.

7.
Staff’s comment: At the bottom of page 9, please clarify the reference to “sufficient acceptances” and explain the difference between that reference and the reference to acceptances received by the Acceptance Cut-off Time.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that the reference to “sufficient acceptances” relates to the determination of whether the statutory threshold to implement the Buy Out has been met (please see further discussion in response to comment 10 below). The Buy Out is a separate and distinct process to the Offer which may subsequently be implemented by Bidco if on the closing of the Offer, the statutory threshold has been met. Bidco receiving “sufficient acceptances” to implement the Buy Out is not a Condition to the Offer, but if “sufficient acceptances” are received, the Buy Out may follow the closing of the Offer at Bidco’s election.

The Acceptance Cut-off Time is a procedural requirement under the Irish Takeover Rules. It is the cut-off time earlier in the day (1:00 p.m. New York City time) used to test if the Acceptance Condition for the Offer has been met (the results of such test are then announced by 5:00 p.m. New York City time on the same day). If the Acceptance Condition is met based on acceptances received by the Acceptance Cut-off Time, and Bidco is satisfied that all other Conditions will be satisfied or waived at the Expiration Time, Bidco will declare the Offer unconditional as to acceptances and the Post-Acceptance Unconditional Period will begin.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

Frequently Asked Questions, page 11

8.	Staff’s comment: On page 12, please explain the parenthetical reference to “if applicable” that follows “receipt of the Offering Memorandum.”

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

9.
Staff’s comment: On page 13, we note the following statement: “This percentage may be reduced at the discretion of Bidco, subject to certain limitations.” Please elaborate, by cross-reference or  otherwise, as to the meaning of “subject to certain limitations.”

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Offer Document accordingly

10.
Staff’s comment: Refer to question and answer 28. Here and elsewhere throughout your filing as appropriate, please revise the disclosure to clarify the minimum percentage of shares that you will need to acquire to effectuate the Buy Out.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on pages 15, 16, 26 and 43 of the Offer Document accordingly.

11.	Staff’s comment: We note the reference on page 16 to Rule 14e-1(c), but do not understand how a conflict with such rule may arise. Please expand the disclosure to explain.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Background, page 20

12.
Staff’s comment: Please revise this section generally to name the individuals from K1 who interacted with representatives of MariaDB, its board, and its special committee instead of relying on  references to “a representative of K1” or similar phrases.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on pages 18-26 of the Offer Document accordingly.

13.	Staff’s comment: On page 20, please define “RPV Note,” or provide a cross-reference to its definition. Please consider doing the same with respect to other key capitalized terms in the filing.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 18 of the Offer Document and corresponding edits elsewhere where applicable accordingly.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

Lazard Frères’ Valuation of the Topco Rollover Units, page 27

14.
Staff’s comment: On page 27, please provide a clear cross-reference to Lazard Frères’ appraisal valuation analysis, which is attached to the Schedule TO-T/13E-3 as Exhibit (c)(1). We note that you have already provided a clear cross-reference to Lazard Frères’ Estimate of Value Letter.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

15.	Staff’s comment: Please include in your disclosure the Forecasts provided to Lazard Frères for use in its analyses.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

16.
Staff’s comment: Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose the enterprise value for each selected comparable company that is the basis for the multiples disclosed on page 30.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Position of K1 Filing Parties Regarding Fairness of the Offer, page 34

17.
Staff’s comment: Refer to the second bullet point on page 35. Please balance your disclosure to address that (i) the Topco Rollover Units are capped at the Rollover Threshold amount, and (ii) Unaffiliated Security Holders may not receive Topco Rollover Units unless an exemption from registration under the securities laws applies.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

18.
Staff’s comment: Please revise your bullets listing the uncertainties, risks, and potentially countervailing factors in your consideration of the fairness of the terms of the Offer beginning on page 35 to address the fact that you did not request or receive a fairness opinion from your financial advisor.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 29 of the Offer Document accordingly.

19.
Staff’s comment: We note your references throughout this section to IBI Corporate Finance’s conclusion regarding and recommendation of the Cash Offer. Please revise to clarify whether you are adopting IBI Corporate Finance’s analysis or conclusions as your own.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 29 of the Offer Document accordingly.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

20.
Staff’s comment: Please revise your disclosure in this section to address whether and to what extent you considered Lazard Frères’ valuation of the Topco Rollover Units. Without additional discussion of the Unlisted Unit Alternative, the disclosure in this section would appear to be incomplete, as it almost exclusively addresses the fairness of the Cash Offer, but is essentially silent as to the fairness of the Unlisted Unit Alternative.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Irrevocables, page 42

21.
Staff’s comment: Refer to your disclosure on page 43 that the irrevocable undertakings “shall lapse and cease to have any effect on and from” when “the Offer becomes or is declared unconditional in all respects.” Please clarify whether the Offer being declared unconditional in all respects will happen concurrently with the Expiration Time, or whether there is a gap between the two events such that shareholders are able to withdraw their tenders or elect not to tender once the Offer is declared unconditional in all respects but before the Expiration Time. If the latter is the case, please also (i) balance your disclosure about the uncertainties, risks, and potentially countervailing factors in your consideration of the fairness of the terms of the Offer beginning on page 35 to address this fact, and (ii) include a risk factor addressing this risk among your risk factors.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that the Offer will become unconditional in all respects at the Expiration Time.

22.	Staff’s comment: Please provide a legal analysis as to how the waiver of withdrawal rights under the irrevocable undertakings is consistent with Section 29 of the Exchange Act.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that Bidco will honor any exercise of statutory withdrawal rights by the parties to the irrevocable undertakings and will, as necessary, enforce its contractual rights by means other than denying the rights of shareholders to withdraw tendered shares.

23.
Staff’s comment: We note the list of 39 shareholders who have signed irrevocable undertakings. Supplementally, please explain how these shareholders were approached and what materials about the Offer and the K1 Filing Parties they were given. Please also provide a legal analysis as to whether such approaches constituted a tender offer.

Response: Bidco acknowledges the Staff’s comment and respectfully provides the following explanation regarding how the shareholders were approached and what materials about the Offer and the K1 Filing Parties they were given. Bidco also notes that a number of the shareholders held share through different entities, such that functionally only 24 shareholder parties signed irrevocable undertakings.

Following K1’s proposed offer announcement on February 16, 2024, MariaDB suggested that K1 engage with certain shareholders including Runa, Open Ocean (including Michael (Monty) Widenius, as well as affiliates Patrik Backman, Manck AB, Sirius Consulting Oy and Cognitor Ab) and Smartfin (including Jurgen Ingels). MariaDB also connected K1 with Gordon Caplan as representative of this combined group of shareholders.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

In addition, K1 was approached by Theodore T. Wang on behalf of himself and as a representative of various affiliates of Angel Pond Partners LLC (“Angel Pond,” the sponsor of Angel Pond Holdings Corporation, the special purpose acquisition company that combined with MariaDB on December 16, 2022) (including Lionyet International Limited and Lakeside Travel Holding Limited) and certain shareholders which have relationships with Angel Pond, including North Land Global Limited, Fantasy Talent International Limited, Star Advantage Global Limited, Vista Associates Corporation and Realmplus Limited. K1 has not ever directly spoken with representatives at North Land Global Limited, Fantasy Talent International Limited, Star Advantage Global Limited, Vista Associates Corporation, and Realmplus Limited. Further, Angel Pond connected K1 with representatives at Alibaba Group. K1, through Lazard, reached out to Alex Suh in his personal capacity as well as Managing Director of California Technology Ventures, LLC the fund manager of California Technology Partners II LLP and as representative of various affiliates including J.J. Jacobs Enterprises LLC after being provided with relevant contact details by MariaDB.

The foregoing shareholders were not provided with any written information, and conversations were limited to the content of K1’s publicly announced possible offer announcement of February 16, 2024 and other publicly available information. Lazard submitted letter updates pursuant to Rule 20.2 of the Irish Takeover Rules to the Irish Takeover Panel in respect of conversations held with shareholders.

Following engagement with the Irish Takeover Panel, K1 was authorized by the Irish Takeover Panel to speak with a select group of shareholders and offer to wall cross such shareholders for the purposes of discussing the intended terms of K1’s offer to acquire MariaDB and engage on a private basis. This select group of shareholders initially included Alibaba, Angel Pond, California Tech Ventures, Open Ocean, Runa and Smartfin, and later also Finnish Industry Investment, Intel and ServiceNow, in each case along with the affiliates and other related parties listed above. Of these shareholders, ServiceNow declined to be wall crossed. Other shareholders were wall crossed through an e-mail exchange. Once wall crossed, shareholders were provided with a draft of K1’s Rule 2.7 announcement and a draft irrevocable letter of support. Irrevocable undertakings to accept the Offer (“Irrevocables”) were provided by the following, including their affiliates noted above: Angel Pond, California Tech Ventures, Intel, Open Ocean, Runa and Smartfin. All shareholders who provided Irrevocables were sophisticated investors, and in some cases, insiders of MariaDB. This group of 6 shareholders (including their affiliates and other related parties mentioned above) provided Irrevocables for approximately 52% of the shares.

Following K1’s Rule 2.7 announcement dated April 24, 2024, 18 additional shareholders provided Irrevocables. Shareholders were provided a copy of the 2.7 announcement and advised that K1 was seeking Irrevocables, but they could choose to wait for the Schedule TO to be filed, and tender at that time.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

Bidco respectfully advises the Staff that it believes the aforementioned approaches did not constitute a tender offer. Under Rule 14d-2 of the US Exchange Act, a bidder is deemed to have commenced its tender offer when it has “first published, sent or given the means to tender to security holders.” The aforementioned shareholders did not have the means to tender their shares at the time the Irrevocables were executed. Similarly, the shareholders’ ability to tender was contingent upon their receipt of the necessary documentation, which Bidco did not send to them until May 24, 2024.

In addition, the Irrevocables were privately negotiated among Bidco and the shareholders. The Company is not a party to the Irrevocables. As mentioned above, a substantial part of the shareholders are affiliates of the Company. The negotiation and execution of privately negotiated Irrevocables between K1 and the shareholders does not, in and of itself, constitute the commencement or the existence of a “tender offer” for purposes of Sections 13(e) and 14(e) of the US Exchange Act and the rules promulgated thereunder. This is especially true in circumstances such as this one, where many of the shareholders are affiliates of the Company, there has been no widespread solicitation of public shareholders and the agreement to tender is subject to the terms of the tender offer to be subsequently commenced by Bidco. The MariaDB shareholder base is highly concentrated such that a high percentage of shares could be covered by Irrevocables from relatively few holders.

The shareholders were not pressured to accept the Irrevocables and were fully informed as to the terms thereof. The Rule 2.7 announcement, a draft or final version of which was provided prior to holders executing Irrevocables, contained the key terms of the proposed transaction including the detailed conditions and terms of the offer.

Letter from the President of Bidco, page 48

24.
Staff’s comment: We note the following disclosure on page 49: “Bidco will make appropriate proposals to MariaDB Optionholders and MariaDB Warrantholders. These proposals will be sent as soon as practicable following the date of this Offer Document and will be made subject to the Offer becoming or being declared unconditional in all respects.” Supplementally, please provide more information on these proposals and an analysis as to whether compliance with Rule 14e-5 has been assured.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that, the proposals to MariaDB Optionholders and MariaDB Warrantholders were posted on May 31, 2024 and June 7, 2024, respectively, and has revised the disclosure on pages 42-43 of the Offer Document accordingly to describe Bidco’s proposed treatment of such securities.

Bidco respectfully advises the Staff that such proposals do not constitute prohibited arrangements to purchase MariaDB Shares outside of the tender offer under Rule 14e-5 of the Exchange Act. Prior to the closing of the Offer, all vested Options, RSUs and Warrants remain exercisable in their normal manner and once exercised entitle holders to participate in the Offer in respect of the MariaDB Shares issued pursuant to the relevant exercise.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

25.	Staff’s comment: Please reconcile the statements on page 51 under “Conditions and Rights of Withdrawal” with the terms of the irrevocable undertakings.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that the right of withdrawal is equally available to all MariaDB Shareholders and Bidco will, as necessary, enforce its contractual rights by means other than denying the rights of shareholders to withdraw tendered shares.

Appendix 1, page 53

26.
Staff’s comment: We note the following statement at the top of page 53: “The Offer complies with the Irish Takeover Rules and applicable US tender offer rules and is subject to the terms and conditions set out in this Offer Document and the Letter of Transmittal.” Please revise the statement so as to avoid making a legal conclusion, by, for example, changing “complies with” to “is subject to.”

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 46 of the Offer Document accordingly.

27.
Staff’s comment: We also note the following disclosure on page 53: “...provided that this condition shall not be satisfied unless Bidco shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) MariaDB Shares carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of MariaDB... .” With a view toward revised disclosure, please advise as to how, mechanically, this 50% minimum threshold would be achieved, and please provide an analysis as to how such mechanics would be in compliance with Rule 14e-5.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 46 of the Offer Document accordingly to remove the reference to acquiring or agreeing to acquire MariaDB shares outside of the Offer. In compliance with Rule 14e-5, any such MariaDB Shares would be purchased in the Offer. Bidco respectfully advises the staff that the Acceptance Condition is currently set at 80% but Bidco has the option to reduce the Acceptance Condition down to a minimum of 50% of the voting rights then exercisable at a general meeting of MariaDB.  If Bidco made a determination to lower the Acceptance Condition, it would promptly announce the revised Acceptance Condition. Bidco has revised the disclosure on page 55 of the Offer Document accordingly to clarify such determination process.

28.	Staff’s comment: We note on page 59 the parenthetical references to “if capable of waiver,” when describing the conditions. Please clarify which conditions are not able to be waived.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that Bidco cannot waive condition (a) (the Acceptance Condition) without the consent of the Irish Takeover Panel, and Bidco may otherwise only waive the remaining conditions as permitted under applicable law. Under applicable law, Bidco may not waive condition (b) (Screening of Foreign Direct Investment), condition (c) (US Hart-Scott Rodino Clearance), and potentially certain elements of condition (d) (General Regulatory and Antitrust/Competition) (depending on the circumstances and jurisdiction in which any of the elements of condition (d) arise).

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

29.	Staff’s comment: With a view toward revised disclosure, please explain how Rule 9 works.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that Rule 9 of the Irish Takeover Rules would be triggered if Bidco and its concert parties acquired 30% or more of the voting rights in MariaDB during the course of the Offer Period other than pursuant to the Offer itself. Bidco does not currently intend to make any such market purchases and acknowledges that such purchases would require an exemption from Rule 14e-5 under the Exchange Act.

Where triggered, Rule 9 requires that the offeror make a cash offer for all outstanding shares of the target company. This mandatory cash offer is not permitted to have any conditionality except for (i) a more than 50% acceptance condition and (ii) very limited anti-trust related conditions in accordance with Rule 12 of the Irish Takeover Rules.  Therefore, if Rule 9 was triggered during the Offer Period, Bidco would be required to amend the Conditions to remove any other conditionality from its offer.

Bidco has revised the disclosure on page 60 of the Offer Document to provide additional disclosure on how Rule 9 works.

30.
Staff’s comment: We note the following disclosure on page 59: “Bidco reserves the right for one or more subsidiaries of Bidco or another Affiliate owned by K1 from time to time to implement the acquisition of the MariaDB Shares with the prior written approval of the Irish Takeover Panel.” Please confirm your understanding that any such subsidiary or Affiliate would be added as a filing person to the Schedule TO/13E-3.

Response: Bidco acknowledges the Staff’s comment and confirms its understanding that any such subsidiary or Affiliate would be added as a filing person to the Schedule TO/13E-3.

31.
Staff’s comment: We note the following disclosure in the final paragraph of page 59: “Bidco reserves the right, with the consent of the Irish Takeover Panel and MariaDB, to elect to implement the acquisition of the MariaDB Shares by way of a scheme of arrangement of MariaDB under the Companies Act 2014.” Please confirm your understanding that, notwithstanding any reservation of such right, the Offer can only be terminated in event that one or more conditions to the Offer is not satisfied or waived.

Response: Bidco acknowledges the Staff’s comment and confirms its understanding that notwithstanding any reservation of such right, the Offer can only be terminated in event that one or more conditions to the Offer is not satisfied or waived.

Rights of Withdrawal, page 64

32.
Staff’s comment: We note the following statement on page 64: “All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Bidco whose determination (except as required by the Irish Takeover Panel) will be final and binding.” Please revise this statement to include a qualifier indicating that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction. In this regard, we note your statement on page 67 that the Offer is governed by the laws of both Ireland and the United States and subject to the jurisdiction of the courts of both Ireland and the United States.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 57 of the Offer Document accordingly.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

Unlisted Unit Alternative, page 67

33.
Staff’s comment: We note the disclosure in paragraph 7.8 on page 68, as well as similar disclosure on page 17 of the Offer Document. Please confirm your understanding that any Top Up would need to comply with U.S. tender offer rules, or provide an analysis as to why the Top Up would not constitute a tender offer.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Summary of the Topco LLCA, page 79

34.
Staff’s comment: Refer to the second paragraph in this section and the statement there that the description of the Topco LLCA “does not purport to be and is not a complete summary of all terms.” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Topco LLCA. Please modify to avoid characterizing the disclosure here as incomplete.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Appendix 3, page 86

35.
Staff’s comment: We note the following statement in section 5 of Lazard Frères’ letter: “This letter is not addressed to, or provided on behalf of, nor shall it confer any rights or remedies upon, any shareholder, employee or creditor of MariaDB or any other person whatsoever.” Please have your financial advisor remove this disclaimer or provide us with the legal basis for their belief that shareholders cannot rely on this letter to bring a state law action.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Financial Information Relating to MariaDB, Topco and Bidco, page 105

36.
Staff’s comment: Please provide the disclosure required by Item 10 of Schedule TO and Items 1010(a) and (b) of Regulation M-A for Bidco and Topco, notwithstanding your disclosure on page 106 that “Bidco and Topco do not have any material earnings, assets or liabilities other than those described in this Offer Document in connection with the Offer and the financing of the Offer.” Alternatively, please provide us with your legal analysis as to why such disclosure is not required, notwithstanding the fact that through the Unlisted Unit Alternative, shareholders are being asked to make an investment decision regarding Topco.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

37.
Staff’s comment: We note that you incorporate by reference MariaDB’s financial statements included in the filings listed. However, the disclosure document disseminated to shareholders must at a minimum contain summary financials. Refer to Instruction 6 to Item 10 of Schedule TO and Question I.H.7 in the Division of Corporation Finance’s “Third Supplement to the Manual of Publicly Available Telephone Interpretations” (July 2001).

Response: Bidco acknowledges the Staff’s comment and advises the Staff that it has included summary financials on page 70 of the Offer Document.

38.
Staff’s comment: In the first paragraph of this section, you incorporate by reference “any future filings MariaDB will make with the SEC.” Schedule TO does not specifically permit “forward incorporation” of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 69 of the Offer Document accordingly.

Risks Related to the Offer, page 123

39.	Staff’s comment: Please define “Topco Subsidiaries.”

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Risks Related to this Unlisted Unit Alternative, page 124

40.
Staff’s comment: Refer to the last risk factor beginning on page 125 and your statement that the “lack of information [in this Offer Document] could impair each Investors’ ability to evaluate such Investor’s investment in the securities offered hereby.” Please provide us with your legal analysis of whether this lack of information is not inconsistent with Rule 13e-3(b)(1)(ii).

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Appendix 11, page 133

41.
Staff’s comment: We note the references on pages 134 and C-3, respectively, to Eligible MariaDB Shareholders delivering “additional requested information” and “additional information required therein.” Please explain what such additional information includes.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the Unlisted Unit Alternative from the Offer and has made corresponding edits to the Offer Document where applicable.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
June 24, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer L. Lee of Kirkland & Ellis LLP by telephone at 212-909-3021 or by email at jennifer.lee@kirkland.com.

Sincerely,

/s/ Jennifer L. Lee
Jennifer L. Lee

Via E-mail:

cc:	Jordan D. Wappler
K1 Investment Management, LLC

Carlo Zenkner
Kirkland & Ellis LLP